UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2002

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from              to
                                     ------------    ------------

      Commission File Number:  1-9894

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ALLIANT ENERGY CORPORATION
                           4902 North Biltmore Lane
                           Madison, Wisconsin 53718

                             REQUIRED INFORMATION

      The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

























                              Page 1 of 20 pages
                          Exhibit Index is on page 17

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

                   AND FOR THE YEAR ENDED DECEMBER 31, 2002,

       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2002, AND

                         INDEPENDENT AUDITORS' REPORT

                                      ALLIANT ENERGY CORPORATION

                                         401(k) SAVINGS PLAN


                                          TABLE OF CONTENTS


                                                                                                    Page No.


INDEPENDENT AUDITORS' REPORT                                                                           4

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits
         as of December 31, 2002 and 2001                                                              5

         Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2002                                                          6

NOTES TO FINANCIAL STATEMENTS                                                                         7-13

SUPPLEMENTAL SCHEDULES

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2002                                                                       14

         Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 2002                                                          15

SIGNATURES                                                                                             16

EXHIBIT INDEX                                                                                          17

         Independent Auditors' Consent                                                                 18

         Written Statement of the Chairman, President and Chief Executive Officer                      19
         Pursuant to 18 U.S.C. Section 1350

         Written Statement of the Executive Vice President and Chief Financial Officer                 20
         Pursuant to 18 U.S.C. Section 1350


Independent Auditors' Report

To the Plan Administrator of the Alliant Energy Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 10, 2003



                                                ALLIANT ENERGY CORPORATION

                                                   401(k) SAVINGS PLAN

                                   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                              December 31,
                                                                                       2002                   2001
                                                                               ---------------------   --------------------
    Investment income receivable                                                         $5,310,516             $3,862,243
    Contributions receivable                                                                      -              1,100,180
                                                                               ---------------------   --------------------
        Total receivables                                                                 5,310,516              4,962,423
                                                                               ---------------------   --------------------

    Investments, other than participant promissory notes (Refer to Note 7)              281,098,340            329,894,234
    Participant promissory notes                                                          7,663,518              7,686,036
                                                                               ---------------------   --------------------
        Total investments                                                               288,761,858            337,580,270
                                                                               ---------------------   --------------------

Net assets available for plan benefits                                                 $294,072,374           $342,542,693
                                                                               =====================   ====================


The accompanying Notes to Financial Statements are an integral part of these statements.




                                   ALLIANT ENERGY CORPORATION

                                      401(k) SAVINGS PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             For the Year Ended December 31, 2002



 Net assets available for plan benefits
   - beginning of year                                                                    $342,542,693

 Contributions:
     Cash contributions from employees                                                      22,266,430
     Rollovers from other qualified plans                                                      954,493
     Employer contributions:
         Cash                                                                                  727,111
         Cash for purchase of Alliant Energy Corporation common stock                        6,894,693
     Transfers from other plans (Refer to Note 10)                                             181,488

 Investment activity:
     Investment income                                                                      10,013,841
     Net depreciation in fair value of investments (Refer to Note 7)                       (78,148,277)

 Distributions:
     Distributions to participants                                                         (11,360,098)
                                                                                   --------------------

 Net assets available for plan benefits
   - end of year                                                                          $294,072,374
                                                                                   ====================


 The accompanying Notes to Financial Statements are an integral part of this statement.


                      ALLIANT ENERGY CORPORATION
                         401(k) SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS
                     YEAR ENDED DECEMBER 31, 2002

Note 1.    Description of the Plan

      The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the summary plan description, which has been made available to all eligible Plan participants. The Plan is administered by the Employee Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation), which reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

      Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may become a participant in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate on the first day of any calendar month following 30 consecutive days of service.
Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. Certain Interstate Power and Light Company bargaining unit employees, members of the bargaining units of the former Interstate Power Company, must complete the one-year (1,000 hour) waiting period. (On Jan. 1, 2002, Interstate Power Company merged with and into IES Utilities Inc. and IES Utilities Inc. changed its name to Interstate Power and Light Company, resulting in no changes to the Plan.) Wisconsin Power and Light Company "special temporary" bargaining unit employees are also eligible under the same rules as "regular" employees.

      Effective Jan. 1, 2002, the Company adopted an Employee Stock Ownership Plan (ESOP) within the Plan. Under the new provisions, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or continue to have the dividends reinvested. Also, the Company is eligible for the dividend deduction provisions of Section 404(k) of the Code for common stock held in the ESOP.

      The Company provides guaranteed matching contributions for each $1 contributed by participants up to a maximum of the first 6% of the participants' compensation. Other than the exceptions noted below, employee contribution limits and employee match information for 2002 are as follows:

               Company match for each $1 contributed
                   up to the maximum                                     $0.50

               Eligible employee annual contribution limit as a
                   percentage of compensation                              19%

               Maximum annual contribution limit                        $11,000

      The matching contributions for Alliant Energy Resources, Inc. (Resources) and Cedar Rapids and Iowa City Railway Company (CRANDIC) employees are calculated based on a percentage of base pay, without overtime or incentive pay, and there is a "basic" Company contribution equal to 4% and 2%, respectively, of base pay.

      Company matching contributions for Resources and CRANDIC employees are invested at the participants' discretion. All other matching contributions by the Company are invested in the Alliant Energy Corporation Common Stock Fund.

      Resources and CRANDIC employees may be eligible for a discretionary Company contribution of $0.50 for every $1 contributed up to a maximum of the first 6% of pay in addition to the "basic" Company contribution. The discretionary contribution for both Resources and CRANDIC employees is based on goals established by Resources and is evaluated during the first quarter of the following year. The discretionary Company contributions for 2002 and 2001 were $0 and $388,232, respectively.

      Beginning with the 2001 Plan year, an additional Company contribution is allocated to the accounts of active Plan participants, except for Resources and CRANDIC employees, as of the last day of the Plan year, who had contributed 6% of compensation during the Plan year and did not receive a Company matching contribution equal to 3% of compensation. The amount of the additional Company contribution is the difference between 3% of compensation during the Plan year and the amount of Company matching contributions previously received during the Plan year.

      Participants are immediately vested in their employee and employer contributions.

      Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by American Express Trust Company (the Trustee), a division of American Express Financial Advisors Inc.

      The investment options available to participants at Dec. 31, 2002 were Stable Capital Fund, PIMCO Total Return Fund, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Long-Term Horizon (65:35) Fund, Dodge & Cox Stock Fund, American Express Trust Long-Term Horizon (80:20) Fund, American Express Trust Equity Index Fund III, Undiscovered Managers Small Cap Value Fund, Vanguard Mid-Cap Index Fund, Putnam International Growth Fund, The Growth Fund of America, The Brown Capital Management Small Company Fund, Alliant Energy Corporation Company Stock Fund, or a combination of the thirteen funds. The investment options available to participants at Dec. 31, 2001 were Stable Capital Fund, PIMCO Total Return Fund, Janus Adviser Balanced Fund, American Express Trust Equity Index Fund III, American Century Income & Growth Fund, AXP Growth Fund, Franklin Small - Mid Cap Growth Fund, Marshall International Stock Fund, Alliant Energy Corporation Common Stock Fund, or a combination of the nine funds. Additionally, participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. Company matching contributions invested in the Alliant Energy Corporation Company Stock Fund may not be transferred to any other investment fund, except for contributions made for CRANDIC and Resources employees as previously described; however, Company matching contributions may be transferred by certain participants during the 30-day period immediately prior to retirement. A brief description of the investment options at Dec. 31, 2002 is as follows:

      Stable Capital Fund. The Stable Capital Fund is a stable value fund. Its objective is to preserve principal while seeking a competitive level of current income. The Stable Capital Fund is intended to be a lower risk investment with a higher return than is typically offered by money market funds, while it maintains liquidity and safety of principal. The fund is invested primarily in Guaranteed Investment Contracts (GIC's) issued by one or more insurance companies or other financial institutions. The fund may also invest in the American Express Trust Income Fund I and the American Express Trust Money Market Fund I. The carrying value of all GIC investments was $36,564,953 and $34,216,008 at Dec. 31, 2002 and 2001, respectively. The approximate fair value of these investments was $43,781,042 and $34,792,937 at Dec. 31, 2002 and 2001, respectively, based on the discounted cash flows valuation method. Under the terms of the GIC's, the weighted average crediting interest rate was 5.62% and 5.87% on Dec. 31, 2002 and 2001, respectively, and is fixed for all contracts. The GIC's earned an average rate of 5.90% in 2002.

      PIMCO Total Return Fund. The PIMCO Total Return Fund is an actively managed, intermediate maturity bond portfolio. Its objective is to maximize total return, consistent with preservation of capital and prudent investment management, in order to exceed the returns of the bond market as a whole as represented by the Lehman Brothers Aggregate Bond Index. It invests in a portfolio of intermediate maturity bonds, typically with a majority in treasury and mortgage-backed bonds. The average duration ranges between 3 and 6 years.

      American Express Trust Short-Term Horizon (25:75) Fund. The American Express Trust Short-Term Horizon (25:75) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons. It invests in a predetermined mix of growth, growth/income, income and money market (cash equivalent) investment funds.

      American Express Trust Long-Term Horizon (65:35) Fund. Effective Sept. 3, 2002, the American Express Trust Long-Term Horizon (65:35) Fund replaced the Janus Adviser Balanced Fund. Participants who had monies invested in the Janus Adviser Balanced Fund had their current and future contributions transferred to the American Express Trust Long-Term Horizon (65:35) Fund.
The American Express Trust Long-Term Horizon (65:35) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a conservative risk profile appropriate for individuals with long-term time horizons. It invests in a predetermined mix of growth, growth/income and income investment funds.

      Dodge & Cox Stock Fund. Effective Sept. 3, 2002, the Dodge & Cox Stock Fund replaced the American Century Income & Growth Fund. Participants who had monies invested in the American Century Income & Growth Fund had their current and future contributions transferred to the Dodge & Cox Stock Fund. The Dodge & Cox Stock Fund is a large cap value fund. Its primary objective is to seek long-term growth of principal and income and secondary objective is to achieve a reasonable current income. It invests primarily in a broadly diversified and carefully selected portfolio of common stock. The fund typically invests at least 80% of its total assets in common stock.

      American Express Trust Long-Term Horizon (80:20) Fund. The American Express Trust Long-Term Horizon (80:20) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a moderate risk profile appropriate for individuals with long-term time horizons. It invests in a predetermined mix of growth, growth/income and income investment funds.

      American Express Trust Equity Index Fund III. The American Express Trust Equity Index Fund III is a growth and income fund. Its objective is to provide investment results that correspond to the price and yield performance of publicly traded stocks, in aggregate, as represented by the Standard & Poors' 500 Composite Stock Price Index (S&P 500). It invests in a portfolio consisting primarily of common stocks of the S&P 500.

      Undiscovered Managers Small Cap Value Fund. The Undiscovered Managers Small Cap Value Fund is a small cap value fund. Its objective is to seek long-term growth of capital by primarily investing in common stocks of companies with smaller market capitalizations.

      Vanguard Mid-Cap Index Fund. The Vanguard Mid-Cap Index Fund is a mid cap/core fund. Its objective is to seek long-term capital growth by tracking the performance of the Standard & Poor's MidCap 400 Index, which comprises a market-weighted growth of medium-sized United States of America (U.S.) companies. It invests in these medium-sized U.S. companies.

      Putnam International Growth Fund. Effective Sept. 3, 2002, the Putnam International Growth Fund replaced the Marshall International Stock Fund. Participants who had monies invested in the Marshall International Stock Fund had their current and future contributions transferred to the Putnam International Growth Fund. The Putnam International Growth Fund is a foreign stock fund. It seeks capital appreciation by investing in common stocks of companies located outside the U.S.

      The Growth Fund of America. Effective Sept. 3, 2002, The Growth Fund of America replaced the AXP Growth Fund. Participants who had monies invested in the AXP Growth Fund had their current and future contributions transferred to The Growth Fund of America. The Growth Fund of America is a large cap growth fund. It seeks to achieve long-term growth of capital. It invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

      The Brown Capital Management Small Company Fund. Effective Sept. 3, 2002, The Brown Capital Management Small Company Fund replaced the Franklin Small-Mid Cap Growth Fund. Participants who had monies invested in the Franklin Small-Mid Cap Growth Fund had their current and future contributions transferred to The Brown Capital Management Small Company Fund. The Brown Capital Management Small Company Fund is a small cap growth fund. It seeks capital appreciation by investing primarily in equities issued by companies with total operating revenues of $250 million or less.

      Alliant Energy Corporation Company Stock Fund. This fund is invested primarily in common stock of the Company. A portion of the fund (1-2% of total fund assets) may also be invested in the American Express Trust Money Market Fund I to help provide liquidity for transfers out of the fund. Purchases and sales of common stock are made by the Trustee on the open market. Under the ESOP, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock within this fund or continue to have the dividends reinvested.

      Participant Loans. The Plan has provisions under which participants may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans ranged from 5.25% to 10.5% at Dec. 31, 2002 and 6.0% to 10.5% at Dec. 31, 2001.

Note 2.    Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

(b) Valuation of Investments and Income Recognition - All GIC's held by the Plan are fully benefit responsive and are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate (less funds used to pay plan benefits). Participant loans are carried at unpaid principal balances due, which approximates fair value. All other Plan investments are carried at fair value as determined by quoted market prices. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(c) Net Depreciation in Fair Value of Investments - Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as "Net depreciation in fair value of investments."

(d) Payment of Benefits - Benefit payments to participants are recorded when paid.

(e) Expenses - Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances. Most other Plan administrative expenses are absorbed by the Company.

(f) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties - The Plan invests in various investments, including pooled investment funds, mutual funds, common stock of the Company and investment contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Company has filed for a new determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. It is the intention of the Company to adopt any amendments necessary to maintain the qualified status of the Plan.

Note 4.    Plan Termination Provisions

      Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in the participant account. The Company has no intention to terminate the Plan.

Note 5.    Withdrawals and Distributions

      Withdrawals from participants' account balances will be made to participants while they are employed due to an election made by certain participants, reaching age 59-1/2 for certain participants or 70-1/2, or requests due to special "hardship" circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant's account balance is less than $5,000. If the participant's account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2002 and 2001 were $222,154 and $35,556, respectively.
Distributions payable are not recorded in the accompanying financial statements, however, they are recorded in the Plan's Form 5500 (refer to Note
11).

Note 6.    Derivative Financial Instruments

      The Plan did not invest in any material derivative financial instruments during the years ended Dec. 31, 2002 and 2001.

Note 7.    Other Investment Information

      Investments held which were greater than 5% of the Plan's net assets available for plan benefits as of Dec. 31 were as follows:

                                                                                         2002               2001
                                                                                   ----------------    --------------
   American Express Trust Equity Index Fund III                                       $56,853,595         $75,560,203
   Alliant Energy Corporation Common Stock                                             52,468,184          75,646,312
        (participant directed: $26,255,132 and $40,347,322, respectively)
        (non-participant directed: $26,213,052 and $35,298,990, respectively)
   The Growth Fund of America                                                          42,640,545                 N/A
   American Express Trust Long-Term Horizon (65:35) Fund                               27,051,550                 N/A
   PIMCO Total Return Fund                                                             21,384,606                 N/A
   The Brown Capital Management Small Company Fund                                     16,565,951                 N/A
   AXP Growth Fund                                                                            N/A          55,043,250
   Janus Adviser Balanced Fund                                                                N/A          28,772,607
   Franklin Small-Mid Cap Growth Fund                                                         N/A          22,932,386


      During 2002, the Plan's investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

   Alliant Energy Corporation Common Stock                                           ($37,615,805)
   American Express Trust Equity Index Fund III                                       (17,070,355)
   AXP Growth Fund                                                                    (11,575,796)
   Franklin Small-Mid Cap Growth Fund                                                  (7,459,251)
   Janus Adviser Balanced Fund                                                         (1,800,391)
   Marshall International Stock Fund                                                   (1,272,159)
   American Century Income & Growth Fund                                                 (611,920)
   Putnam International Growth Fund                                                      (418,556)
   The Brown Capital Management Small Company Fund                                       (357,955)
   American Express Trust Long-Term Horizon (65:35) Fund                                 (269,277)
   The Growth Fund of America                                                            (262,246)
   Dodge & Cox Stock Fund                                                                 (70,540)
   Vanguard Mid-Cap Index Fund                                                             (7,153)
   Undiscovered Managers Small Cap Value Fund                                               1,292
   American Express Trust Long-Term Horizon (80:20) Fund                                    1,642
   American Express Trust Short-Term Horizon (25:75) Fund                                   6,393
   PIMCO Total Return Fund                                                                224,468
   American Express Trust Income Fund I                                                   409,332
                                                                               ----------------------
        Net depreciation in fair value of investments                                ($78,148,277)
                                                                               ======================

Note 8.    Non-Participant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

                                                                               As of Dec. 31,
      Net Assets:                                                      2002                      2001
                                                             ----------------------    ----------------------
           Alliant Energy Corporation Common Stock                  $26,213,052               $35,298,990
           American Express Trust Money Market Fund I                   464,894                   651,047
           Investment income receivable                                     558                     1,409
           Contributions receivable                                          --                   257,043
                                                             ----------------------    ----------------------
                                                                    $26,678,504               $36,208,489
                                                             ======================    ======================

                                                               For the Year Ended
      Changes in Net Assets:                                     Dec. 31, 2002
                                                             -----------------------
           Employer contributions                                    $6,894,693

           Results of investment activity:
              Investment income                                       2,690,183
              Net depreciation in fair value of investments         (18,343,206)

           Transfers to participant directed investments                (87,897)
           Distributions to participants                               (683,758)
                                                             -----------------------
                                                                    ($9,529,985)
                                                             =======================

Note 9.    Related Party Transactions

      Certain Plan investments are shares of mutual funds and trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2002 and 2001, the Plan held 3,170,283 and 2,491,644 shares of Alliant Energy Corporation common stock, respectively. These transactions qualify as party-in-interest.

Note 10. Amendments and Changes to the Plan

      In July 2002, the Plan was amended to allow SVBK Consulting Group, Inc. (a subsidiary of Resources) employees who were actively employed on Aug. 17, 2001 participation in the Plan and account balances in the SVBK Consulting Group, Inc. 401(k) Profit Sharing Plan to be transferred into the Plan as a plan to plan transfer. The total amount transferred into the Plan during 2002 was $181,488.

Note 11. Reconciliation to Form 5500

      Distributions payable to participants are not included in the accompanying financial statements, however, they are recorded in the Plan's Form 5500. The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended Dec. 31, 2002 and 2001:

                                                                      2002                           2001
                                                            --------------------------     --------------------------
           Net assets available for plan benefits
             per financial statements                                $294,072,374                  $342,542,693
           Adjustments:
                Benefits requested not yet paid                          (222,154)                      (35,556)
                                                            --------------------------    ---------------------------
           Amounts reported per Form 5500                            $293,850,220                  $342,507,137
                                                            ==========================    ===========================

      The following table reconciles changes in net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended Dec. 31, 2002:

                                                                 Distributions to
                                                                   Participants
                                                            ---------------------------
           Amounts reported per financial statements                ($11,360,098)
           Adjustments:
                Changes in benefits requested not yet paid              (186,598)
                                                            ---------------------------
           Amounts reported per Form 5500                           ($11,546,696)
                                                            ===========================


Note 12. Subsequent Events

      Effective March 14, 2003, three new investment options were added to the Plan, which were the Dreyfus Premier Emerging Market Fund, American Express Trust Bond Index Fund II and Self-Managed Brokerage Account (SMBA). The SMBA allows participants to invest in a wide range of mutual funds.

      Effective April 1, 2003, eligible employees can elect to make deferred cash contributions up to a maximum of 50% of compensation.

      For 2003, participants who will be at least 50 years old by Dec. 31, 2003, are eligible to make catch-up contributions of up to $2,000. These catch-up contributions are not eligible for any Company match.

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                         AS OF DECEMBER 31, 2002

Identity of issue, borrower,               Description of investment including maturity date,                          Current
lessor, or similar party                  rate of interest, collateral, par or maturity value             Cost          Value
--------------------------------- ------------------------------------------------------------------ -------------- -------------
Interest Bearing Cash             American Express Trust U.S. Government Securities I *,
                                       1,752,677 shares                                                 $1,752,677    $1,752,677
                                  American Express Trust Money Market Fund I *, 1,526,586 shares         1,526,586     1,526,586

Registered Investment Companies   Undiscovered Managers Small Cap Value Fund, 27,132 shares                440,632       443,877
                                  The Growth Fund of America, 2,308,638 shares                          42,875,148    42,640,545
                                  Putnam International Growth Fund, 629,827 shares                      10,668,520    10,335,460
                                  PIMCO Total Return Fund, 2,004,180 shares                             21,363,704    21,384,606
                                  Dodge & Cox Stock Fund, 69,499 shares                                  6,155,766     6,119,370
                                  The Brown Capital Management Small Company Fund, 789,607 shares       16,846,051    16,565,951
                                  Vanguard Mid-Cap Index Fund, 58,102 shares                               581,407       574,049
                                  American Express Trust Short-Term Horizon (25:75) Fund*,
                                       21,110 shares                                                       365,140       371,722
                                  American Express Trust Long-Term Horizon (65:35) Fund*,
                                       2,790,258 shares                                                 27,268,715    27,051,550
                                  American Express Trust Long-Term Horizon (80:20) Fund*,
                                       6,656 shares                                                        122,752       124,821

Common/Collective Trusts          American Express Trust Equity Index Fund III *, 2,462,794 shares      71,263,790    56,853,595
                                  American Express Trust Income Fund I *, 132,299 shares                 6,842,286     8,074,973
                                  American Express Trust Investment Grade Bond Fund*, 341,030 shares     4,989,956     5,161,495

Corporate Stocks:  Common         Alliant Energy Corporation common stock *, 3,170,283 shares           79,721,630    52,468,184

Corporate Stocks:  Preferred      Conseco Inc., 1 share                                                          1            18

Corporate Bonds                   Americredit 2002-B A3, 3.78%, 02/12/07                                   199,984       204,992
                                  Amcar 2002-C AR, 3.55%, 02/12/08                                          99,982       101,638
                                  Banc of America, 3.37%, 7/11/43                                          484,533       493,138
                                  FSPC T-17 A4 ABS HEL, 6.93%, 01/25/26                                  1,999,924     2,092,884
                                  FHLMC Benchmark, 3.25%, 11/15/04                                       1,015,136     1,028,016
                                  LB-UBS 2002-A2, 4.90%, 06/16/26                                          200,995       211,195
                                  LB-UBS 2002-C4 A2, 4.02%, 09/15/26                                       100,499       101,635
                                  Morgan Stanley 2002-IQ2 A1, 4.09%, 12/15/35                              186,401       192,928

Government Obligations            FHLMC Gold #E90136, 6.00%, 6/1/17                                        449,256       453,035
                                  FHLMC #E90286, 6.00%, 6/1/17                                             986,198       994,942
                                  FHLMC Gold #E90472, 6.00%, 7/1/17                                        445,089       448,225
                                  FHLMC Gold #E90555, 6.00%, 7/1/17                                        482,168       485,566
                                  FHLMC #E73231, 5.50%, 12/1/13                                          1,047,784     1,112,592
                                  FHLMC MTN, 3.525%, 12/20/07                                              370,000       376,913
                                  FHLMC Gold #C66932, 6.00%, 5/1/32                                        191,874       198,247
                                  FHLMC Gold #E00553, 6.00%,  6/1/13                                     1,804,256     1,902,230
                                  FHLMC 2393 A CMO, 5.50%, 12/1/12                                         229,374       230,889
                                  FHLMC Benchmark, 3.00%, 7/15/04                                        1,010,952     1,021,769
                                  FNMA 15Yr #252260, 6.00%, 3/1/10                                       1,493,647     1,577,090
                                  FNMA #254187, 5.00%, 12/1/08                                           1,667,463     1,729,125
                                  FNMA #323290, 6.00%, 9/1/13                                              860,103       907,726
                                  FNMA #440734, 6.00%, 12/1/28                                             962,718     1,012,593
                                  FNMA #491003, 6.00%, 5/1/14                                              837,568       844,989
                                  FNMA #545864, 5.50%, 8/1/17                                              387,803       397,221
                                  FNMA 2002-W3 A3, 6.00%, 7/25/24                                        3,008,086     3,186,660
                                  FNMA 2002-W5 A6, 6.00%, 8/25/32                                          251,758       261,533
                                  FNMA 2002-W4 A3, 5.30%, 09/25/24                                         401,000       415,900
                                  FNMA 2002-W9 A3, 5.00%, 12/25/24                                         201,141       205,510
                                  FHLMC 2492-B, 5.50%, 5/15/13                                             407,972       401,822
                                  US Treasury Note, 1.75%, 12/31/04                                      2,106,563     2,106,235

Investment Contracts              Monumental Life Insurance Company, 4.43%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -       (52,560)
                                  Bank of America NA, 8.11%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -      (311,276)
                                  Rabobank International, 8.01%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -      (248,805)
                                  CDC Financial Products Inc., 7.16%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -      (142,629)
                                  JP Morgan Chase & Co., 5.39%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -       (87,189)
                                  UBS Warburg, 7.50%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -      (151,263)
                                  State Street Bank and Trust Company, 4.15%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -       (74,250)
                                  AIG Financial Products Corp., 7.64%, 12/31/2050
                                       Synthetic Guaranteed Investment Contract Wrapper                          -      (150,548)
                                  United of Omaha, 1.58%, 5/20/2005                                      2,002,553     2,002,553
                                  John Hancock Life Insurance Company, 7.69%, 3/31/2005                  2,116,530     2,116,530
                                  New York Life Insurance Company, 7.41%, 8/15/2005                      2,056,032     2,056,032
                                  Hartford, 5.21%, 11/15/2006                                            2,012,842     2,012,842
                                  Protective Life Insurance Company, 6.12%, 6/15/2006                    2,065,495     2,065,495
                                  United of Omaha, 5.45%, 9/9/2004                                       1,016,873     1,016,873

Participant Promissory Notes      Maximum loan -- $50,000
                                  Various interest rates -- 5.25% to 10.5%
                                  Primarily maturing within 5 years                                      7,663,518     7,663,518
                                                                                                     -------------- -------------
                                                                                                      $335,608,831  $293,862,040 (1)
                                                                                                     ============== ===============
     (1) The difference between the total current value on this Schedule H, Part IV, Line 4i and the total investments on the Statements of Net Assets Available for Plan Benefits is equal to accrued interest on the GICs.

      *   Represents party known to be a party-in-interest to the Plan.

                                                ALLIANT ENERGY CORPORATION

                                                   401(k) SAVINGS PLAN

                     FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                           FOR THE YEAR ENDED DECEMBER 31, 2002


            Identity
      of Party Involved and                 Total Number    Total Value    Total Number  Net Selling    Adjusted Cost        Net
      Description of Assets                 of Purchases  of Purchases (1)   of Sales     Price (1)     of Assets Sold   Gain (Loss)
      ---------------------                 ------------  ----------------   --------     ---------     --------------   -----------
------------------------------------------------------------------------------------------------------------------------------------
Single Transaction Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

Series of Transactions With Same Broker
  Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

Series of Transactions In Same Security
  Exceeds 5% of Value:

American Express Trust Money Market Fund I         303       $38,615,468         311       $38,992,130      $38,992,130       $ -

------------------------------------------------------------------------------------------------------------------------------------

Single Transaction With One Broker Exceeds
  5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

  (1) The purchase/selling price was equal to the fair value on the date of purchase/sale.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, and State of Wisconsin, on this 30th day of June, 2003.


                               ALLIANT ENERGY CORPORATION
                               401(k) SAVINGS PLAN


                               /s/  Pamela J. Wegner
                               --------------------------------------
                                        Pamela J. Wegner


                               The foregoing person is the Executive Vice
                               President-Shared Solutions of Alliant Energy
                               Corporation and the President of Alliant Energy Corporate Services, Inc.

                                                EXHIBIT INDEX


                                         ALLIANT ENERGY CORPORATION
                                            401(k) SAVINGS PLAN

                                                FORM 11-K



                                                                                                 Page Number in
                                                                                             Sequentially Numbered
  Exhibit No.                                      Exhibit                                          Form 11-K
  -----------                                      -------                                          ---------
     23                               Independent Auditors' Consent                                    18

     99.1                             Written Statement of the Chairman, President                     19
                                           and Chief Executive Officer
                                           Pursuant to 18 U.S.C. Section 1350

     99.2                             Written Statement of the Executive Vice                          20
                                           President and Chief Financial Officer
                                           Pursuant to 18 U.S.C. Section 1350

